RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, CA 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

March 20, 2008

VIA EDGAR, AND FASCIMILE at (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-6010

Attn: Joe Cascarano

Re:

i2 Telecom International, Inc..

Forms 10-KSB/A for the fiscal year ended December 31, 2006

Filed April 2, 2007 and August 23, 2007, respectively, and

Forms 10-QSB/A for the quarters ended June 30, 2007 and September30, 2007

Filed August 23, 2007 and November 14, 2007

File No. 0-27704

Dear Mr. Cascarano:

On behalf of i2 Telecom Internationl, Inc. (the “Company” or “i2 Telecom”) and pursuant to our telephone call on Monday, March 17, 2008, set forth below are the Company’s further response to a comment received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 31, 2008. We have reproduced the Staff’s comment #1 in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” means the Company or its advisors, as the context may require.

Form 10-KSB for the year ending December 31, 2006

Note 3. Intangible Assets, page 49

1.

We note your response to prior comment 1. We do not believe the legal protections provided by a patent, pending or otherwise, necessarily establish an indefinite useful life for an intangible asset. Your analysis has not shown that the pending patents

Securities and Exchange Commission

Division of Corporation Finance

Attn: Joe Cascarano

March 20, 2008

extend indefinitely the life of the described technologies beyond their expected contributions to the cash flows of your company. Therefore, we resubmit our previous comment and ask that you provide an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset, such as those in paragraph 11 of SFAS 142.

Amended Response: We will begin amortizing our intangible assets over a 10-year life beginning January 1, 2007. This change in policy will be reflected in a Current Report on Form 8-K to be filed by Thursday, March 20, 2008.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Peter Hogan
______________________________
Peter Hogan, Esq.

cc:	Paul Arena, i2 Telecom International, Inc.